Part I Item 7
Primary Address
~~145 Mason Street~~
Equinix NY5 Data Center
800 Secaucus Rd
~~Greenwich~~ Secaucus
~~06830~~07094
~~CONNECTICUT~~New Jersey

SECONDARY ADDRESS
Flexential CSK
3500 Lyman Blvd
Chaska
55318
Minnesota

Part II Item 6b
Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Corporation, provides clearing services in connection with trades effected on XE as described in further detail in Part III, Item 22(a) of this Form ATS-N. Trades executed through the XE ATS clear and settle the same as other transactions executed by Piper via Pipers relationship with Pershing. In addition, algorithmic trading strategies that can be configured to access XE (as described in Part III, Item 5(c)) are provided and supported by Pragma Securities LLC (Pragma), a third-party service provider and SEC registered broker-dealer and FINRA member. Pursuant to Pipers agreement with Pragma, Pragma employees can access information relating to orders routed using one of the algorithmic trading strategies, which can include XE as a routing destination, for the sole purpose of providing proper access and use to software and services under Piper and Pragmas agreement and to develop, improve and troubleshoot the software and services. Under the agreement, Pragma and its affiliates agree to keep this information confidential, maintain it in strict confidence, and take reasonable and effective steps at least substantially equivalent to the steps Pragma would take to protect its own confidential information. Advanced written consent of Piper is required before Pragma can share any such information. Piper does not have knowledge of the trading activity of Pragma employees that have access to Confidential ATS Information and relies on Pragmas representations that Pragma will keep trading information submitted through algorithmic trading strategies confidential. However, Pragma is not a customer of Piper and is not permitted to submit orders to XE.

Piper also uses a Raptor Trading Systems, Inc., a third-party technology service provider that is not a broker-dealer to provide FIX connectivity to access XE for both the No-Touch Trading Desk and Cash Trading Desk (as described in Part III, Item 5(c)). Raptor does not have the ability to see orders in XE or executions. Raptor is not a customer of Piper or a Subscriber to the ATS.

ACTIV Financial, a data service vendor, provides market data feeds for XE as described in Part III Item 23(a).

Equinix LLC provides the primary data center location for XE. Their location is identified in Part I item 7. The servers are the property of the broker dealer operator and are serviced by employees of the broker dealer operator. Equinix LLC is not granted access to information on the servers.

Flexential LLC provides the back-up data center location for XE. Their location is identified in Part I, Item 7. The servers are the property of the broker dealer operator and are serviced by employees of the broker dealer operator. Flexential LLC is not granted access to information on the servers.

Part II Item 7a
Generally, XE, the NMS Stock ATS, is separate from Piper Sandler & Co. (Piper), the Broker-Dealer Operators other trading systems and is individually password protected. Piper considers Subscribers live orders routed to XE to be confidential (Confidential ATS Information). Piper does not use Confidential ATS Information to inform its principal trading activities. XE is housed in a separate server from Pipers algorithmic trading engine. Both servers are located at~~on~~ a separate ~~floor~~ location from Piper traders on the Cash Trading Desk. Piper Traders reside in Greenwich, CT, and the servers are located as disclosed in Part I Item 7.

EMPLOYEES WITH ACCESS TO CONFIDENTIAL ATS INFORMATION Access to Confidential ATS Information is restricted to Select ATS Employees of Piper as described in Part II, Item 6(a). In order for employees to access Confidential ATS Information, an employee must fill out a request form and submit to the Employee Access area of the Technology Department. The request for access is then reviewed by the Compliance Director and Head of the Global Middle Office based on the employees need for access to XE and their purpose or function with respect to XE. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to the XE ATS to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their continued need to have access to the information (e.g., based on the employees current role and whether access is necessary to support the functions of XE) and functions with respect to XE. Select ATS Employees are prohibited from sharing Confidential ATS Information with employees and other persons not authorized to receive Confidential ATS Information. Pipers policies and procedures, consistent with FINRA rules, prohibit traders from front-running or trading ahead of Piper customers, including Subscribers to XE.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Orders can be sent to XE indirectly via certain algorithmic trading strategies offered by Piper. The Piper systems that support these algorithms have access to orders sent to XE by the trading algorithm. Traders on the Cash Trading Desk can see orders that they have routed to XE through an algorithmic trading strategy in order to ensure the algorithm is operating appropriately. However, such traders are not able to see orders routed to XE by Subscribers via the No-Touch Trading Desk. Certain Piper employees (i.e., Select ATS Employees as described in Part II, Item 6(a)) that are responsible for monitoring and compliance functions and for maintaining and troubleshooting issues that arise with respect Subscribers FIX connections or trading algorithms that are configured to route orders to XE, are able to see Subscribers orders sent to XE through FIX connections or Pipers algorithm engine in carrying out these functions.

Data center personnel at Equinix LLC and Flexential LLC have limited physical access to the data center cage housing the servers, and only as the result of specific request of the broker dealer operator, and they have no access to subscriber confidential trading information.

PERSONAL TRADING POLICY All Select ATS Employees and any other personnel provided with access to Confidential ATS Information on an ad hoc basis are not permitted to trade for their own personal account in any side/symbol for which Piper is handling a customer order at that time or that is currently trading in the ATS. Similarly, even though they only have access to Confidential ATS Information with respect to orders they submitted to XE, all traders on the Cash Trading Desk are also subject to the same restrictions. All equity and option trades for the above mentioned employees are subject to the Firms pre-approval and subsequently, a 20 calendar day holding period for equities (no holding period if the security is an ETF or index). When Select ATS Employees and traders on the Cash Trading Desk place a trade request through Pipers trade approval system, the system checks for live customer orders with Piper and that are in the NMS Stock ATS. These trade requests are denied if there are any live customer orders with the same side/symbol for either Piper or the ATS. If a trade request is approved, the order must be executed within 15 minutes of the time of approval. For di minimis orders that would not presume to have an effect on any client orders, as well as in situations where a client limit order is not considered marketable, Piper can make an exception to our employee trading policy and allow an employee order to occur. More specifically, the employee order must be less than or equal to 1000 shares or 1% of the adtv, whichever is lower, the subscribers orders in aggregate in the ATS on the same side of the market as the employee order must be less than 1% of the adtv, and neither the employee order nor the subscribers orders in the ATS in aggregate would be considered to have significant market impact.

Piper monitors Select ATS Employees (as well as other Piper employees) to ensure trades were preapproved and that securities are held for the required holding periods. Piper also maintains a restricted list of securities in which no Piper employees is permitted to trade.

WRITTEN OVERSIGHT PROCEDURES As noted above, Piper performs a quarterly review of all employees with access to Confidential ATS Information, and those that no longer have a need to access Confidential ATS Information based on their functions will have their access terminated. All requests for access to Confidential ATS Information are reviewed and approved by both the Global Middle Office and Compliance Department. Piper reviews its policies and procedures relating to XE, including its personal trading policy, at least once annually. With respect to the personal trading policy of employees with access to Confidential ATS Information and Piper traders, the Compliance Department monitors trading activity for any violation of the Firms employee trading policies and holding period requirements. Employees are required to attest to Pipers policies and procedures on an annual basis.